Exhibit 99.62

For Immediate Release:

HudBay to Host Conference Call for Third Quarter 2008 Results

Toronto, Ontario - October 23, 2008 - HudBay Minerals Inc. (“HudBay”) (TSX:HBM) today announced that Allen Palmiere, Chief Executive Officer, together with David Bryson, Vice-President Finance and Chief Financial Officer, will host a conference call to discuss HudBay’s third quarter 2008 results on November 5, 2008. The details are as follows:

Third Quarter 2008 Results Conference Call and Webcast

Date:	November 5, 2008
Time:	10:00 am (Eastern Time)
Webcast:	www.hudbayminerals.com
Dial in:	416-644-3425 or 800-594-3615
Replay:	416-640-1917 or 877-289-8525
Replay Passcode:	21286286#

HudBay will issue a news release containing the third quarter 2008 results prior to the conference call, and post it on HudBay’s website. The conference call replay will be available until midnight (Eastern Time) on November 12, 2008. An archived audio webcast of the call also will be available on HudBay’s website.

About HudBay Minerals Inc.

HudBay Minerals Inc. is a leading integrated base metals mining company with assets in North and Central America and a focus on the discovery and production of nickel, zinc and copper metal. The Company is investing for the future in one of the most ambitious exploration programs in Canada, targeting its 400,000 hectare exploration territory in the Flin Flon Greenstone Belt, and commencing development of the world class Fenix Nickel Project in Guatemala. As an integrated mining company, HudBay operates mines, concentrators and metal production facilities in northern Manitoba and Saskatchewan, a zinc oxide production facility in Ontario, and the White Pine copper refinery in Michigan. HudBay is a member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index.

(HBM-G)

For further information, please contact:

HudBay Minerals Inc.

Annemarie Brissenden

(416) 362-0615

Email: annemarie.brissenden@hudbayminerals.com

Website: www.hudbayminerals.com